As filed with the U.S. Securities and Exchange Commission on   July 16, 2013

 Registration No.   333-91654

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

Kabushiki Kaisha Kubota
(Exact name of issuer of deposited securities as specified in its charter)

Kubota Corporation
 (Translation of issuer's name into English)

Japan
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

1 Chase Manhattan Plaza, Floor 58, New York, NY, 10005-1401
Telephone (800) 990-1135
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________

National Corporate Research, Ltd.
10 E. 40th Street, 10th Floor
New York, New York 10016
+1 (212) 947 7200
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466
   ☒  immediately upon filing
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing five shares of common stock of Kubota Corporation	N/A	N/A	N/A	N/A
(1)	Each unit represents one American Depositary Share .
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ ADR ” or “ American Depositary Receipt ”) included as Exhibit A to the Second Amended and Restated Deposit Agreement filed as Exhibit (a) to this   Post-Effective Amendment to Registration Statement on Form F-6 , which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)

	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)

	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)

	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)

	(x)	Limitation upon the liability of the Depositary	Paragraph (14)

(3)	Fees and Charges		Paragraph (7)

Item 2.  AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(a) Statement that upon effectiveness of the termination of Kubota Corporation's reporting requirements under the Securities Exchange Act of 1934, Kubota Corporation shall publish information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934 on its internet web site (http://www.kubota-global.net) or through an electronic information delivery system generally available to the public in its primary trading market.	Paragraph (8)

Kubota Corporation (the "Company") has been subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and has filed certain reports with, and submitted certain information to, the United States Securities and Exchange Commission (the "Commission"), which reports can be retrieved from the Commission's internet web site at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549.  The Company has filed (i) a Form 25 ("Form 25") with the Commission to withdraw from listing on the national securities exchange and from registration under Section 12(b) of the Exchange Act and (ii) a Form 15F ("Form 15F") with the Commission to terminate the Company's duty to file or submit reports under Section 13(a) and Section 15(d) of the Exchange Act.  Upon the expiration of 10 days after the fling of Form 25, the Company's duty under the Exchange Act to file or submit reports required by Section 13(a) (in connection with its registration under Section 12(b)) was suspended, and the filing of the Form 15F immediately suspended the Company's duty under the Exchange Act to file or submit the reports required by Section 13(a) and Section 15(d) of the Exchange Act.  Upon the effectiveness of the Form 25, the Company's duty to file or submit reports under Section 13(a) of the Exchange Act (in connection with its registration under Section 12(b)) will terminate, and upon effectiveness of the Form 15F, the Company's duty to file or submit reports under Section 13(a) and Section 15(d) of the Exchange Act will terminate.  Pursuant to Rule 12g3-2(b)(1), the Company is exempt from the reporting obligations of the Exchange Act.  In order to satisfy the conditions of Rule 12g3-2(b) the Company will publish English translations of the information contemplated in Rule 12g3-2(b)(2)(i) under the Exchange Act on its internet web site (http://www.kubota-global.net) or through an electronic information delivery system generally available to the public in the Company's primary trading market.  The information so published by the Company cannot be retrieved from the Commission's internet web site, and cannot be inspected or copied at the public reference facilities maintained by the Commission.  If either the Form 25 or Form 15F does not become effective, the Company will again be subject to the periodic reporting requirements of the Exchange Act and will be required to file with the Commission, and submit to the Commission, certain reports that can be retrieved from the Commission's internet web site at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)
Form of Deposit Agreement. Form of Second Amended and Restated Deposit Agreement dated as of           , 2013 among Kubota Corporation,  JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)
Opinion of counsel to the Depositary as to the legality of the securities being registered.  Previously filed as exhibit (d) to Registration Statement No. 333-91654 and incorporated herein by reference.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on July 16, 2013 .

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name: Title:	Gregory A. Levendis Executive Director

Pursuant to the requirements of the Securities Act of 1933, Kubota Corporation certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on July 16, 2013.

Kubota Corporation

By:	/s/ Yasuo Masumoto
Name: Title:	Yasuo Masumoto Representative Director, Chairman, President & Chief Executive Officer

Under the requirements of the Securities Act, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons on July 16, 2013, in the capacities indicated.

Name	Title

/s/ Yasuo Masumoto	Representative Director, Chairman, President & CEO
Yasuo Masumoto

/s/ Tetsuji Tomita	Representative Director and Executive Vice President
Tetsuji Tomita

/s/ Satoru Sakamoto	Director and Senior Managing Executive Officer
Satoru Sakamoto

/s/ Masatoshi Kimata	Director and Senior Managing Executive Officer
Masatoshi Kimata

/s/ Toshihiro Kubo	Director and Senior Managing Executive Officer
Toshihiro Kubo

/s/ Shigeru Kimura	Director and Managing Executive Officer (Principal Financial Officer)
Shigeru Kimura

Director
Yuzuru Mizuno

Director
Junichi Sato

Name	Title

/s/ Yuichi Kitao	Authorized Representative in the United States
Yuichi Kitao

INDEX TO EXHIBITS

Exhibit Number

(a)	Form of Second Amended and Restated Deposit Agreement.

(e)	Rule 466 Certification